Allianz Life Insurance Company of North America
James Nelson
Vice President, Deputy General Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone: 763-765-7333
james.nelson@allianzlife.com
www.allianzlife.com
CORRESPONDENCE FILING
March 28, 2019
Mr. Mark Cowan, Senior Counsel
Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, NE
Washington, DC  20549-8626
Re:
Allianz Life Insurance Company of North America (“Allianz Life – NA”)
Post-Effective Amendment No.5 submitted December 14, 2018, and Post-Effective Amendment No.6 submitted January 25, 2019, File No. 333-213125 (Index Advantage ADV)
Post-Effective Amendment No.3 submitted December 14, 2018, and Post-Effective Amendment No.4 submitted January 25, 2019, File No. 333-215103 (Index Advantage NF)
Post-Effective Amendment No.1 submitted December 14, 2018, and Post-Effective Amendment No.2 submitted January 25, 2019, File No. 333-222817 (Index Advantage Income)
Post-Effective Amendment No.2 submitted January 4, 2019, File No. 333-224310 (Index Advantage)
Allianz Life Insurance Company of New York
Post-Effective Amendment No. 1 submitted December 14, 2018, and Post-Effective Amendment No.2 submitted January 25, 2019, File No. 333-224317 (Index Advantage New York)
Mr. Cowan:
We received comments from you on March 20, 2019, with respect to Registrants’ above-referenced Post-Effective Amendments to Registration Statements on Forms S-1 and N-4 filed on December 14, 2018. We also received comments from you on March 26, 2019, with respect to Registrant’s above-referenced Post-Effective Amendments to Registration Statements on Forms S-1 and N-4 filed on January 4, 2019, and January 25, 2019.
The attached prospectus pages from Index Advantage Income reflect changes for all of these comments. We applied changes for comments received on one Post-Effective Amendment to any of the other Post-Effective Amendments listed above as appropriate.
ALLIANZ INDEX ADVANTAGE INCOME VARIABLE ANNUITY Post-Effective Amendment No.1 submitted December 14, 2018 File No. 333-222817 Comments received March 20, 2019
GENERAL COMMENT
We understand that all these changes apply to new and existing Owners, and no benefits are being taken away from existing Owners.
Response:
Confirmed.
COVER PAGE
1. Please consider deleting 'variable' as there are no variable options from the type of variable annuity.
2.	In Additional Features, please add “optional” to the Maximum Anniversary Value Death Benefit as follows:
This optional benefit must be selected at issue, cannot be removed, and has an additional rider.
3. Please define DPSC under “Crediting Methods Currently Available” as this is the first time it is used.
4.	In the Crediting Method Highlights table, the Index Protection Strategy with Cap Crediting Method should be formatted into a separate box in the table.
5. Please address the following points on the Cover regarding the Income Benefit:
•
The guaranteed Income Payments may never come into effect, because withdrawals made until the value of an Owner’s assets falls below zero are withdrawals of an Owner’s own money, and the chances of depleting invested assets below zero, thus triggering the guaranteed payments, may be minimal.

•	Consideration related to single and joint payments if the Eligible Persons are of different age.
•	Impact or consequences of Excess Withdrawals.
•	Other important risks associated with Income Benefit.
•	Restrictions on Crediting Methods.
All of these points should also be addressed in the Summary and relevant sections of prospectus. We have also indicated later some bullets about Index Options that should be added to the Cover.
6.	Please reference Form N-4 prospectus in the following sentence. All references to Statement of Additional Information (SAI) should refer to Form N-4 filing since the S-1 filing has no SAI.
A Statement of Additional Information (SAI) dated the same date as this prospectus includes additional information about the Contract.
7. Please reference file number for Form N-4 prospectus in the sentence below.
The SAI is filed with the SEC on Form N-4 and is incorporated by reference into this prospectus.
Responses:
1.
We will not make this change because we hold Purchase Payments in the AZL Government Money Market Fund until they are transferred to the Index Options and the value of these Purchase Payments fluctuates based on the performance of the fund. We may also add other variable investment options to the product in the future as stated in section 4.

2. Revised as requested.
3. Revised as requested.
4. Revised as requested.
5. Revised as requested.
6. Revised as requested.
7. Revised as requested.
GLOSSARY
8.	Why is the following included in the definition of Declared Protection Strategy Credit (DPSC)?
The DPSC’s provide predefined upside potential, but the Index Protections Strategy Caps will generally be greater than the DPSC.
9.
The definition of Income Benefit Supplement states that the historical supplements are included in Appendix B to the SAI. However, Form S-1 prospectuses do not have SAI’s, and the SEC generally requires these historical supplements be included in an appendix to prospectus per rate sheet procedures stated in ADI 2018-05.

10.
The definition of Income Percentages includes reference to Appendix D for historical Income Percentages for prior versions of the Income Benefit. Please confirm if there are prior versions of the Income Benefit. This comment also applies to the definition of Income Percentage Increases.

11.  Regarding the Lifetime Income Percentage, why is it only available before the Income Period?
Responses:
8.	We removed the comparison to Index Protections Strategy with Caps as this is already covered in the Summary under “How Do the Crediting Methods Compare?”
9.
After reviewing ADI 2018-05 we find no requirement to include historical rate sheet supplements, such as the Income Benefit Supplement, in an appendix to the prospectus. The ADI does require that historic rates be disclosed in an appendix to the prospectus, which we have done in Appendix E. We include historical Income Benefit Supplements in an appendix to the Form N-4 SAI as a resource for our owners. We also file the Income Benefit Supplement on both Form N-4 and Form S-1.

10.
The original version of the Income Benefit was available from August 20, 2018 (the date the product was first available for purchase), to January 1, 2019. Information on the rates applicable to that benefit are discussed in Appendix E. Please note we have changed reference to the appropriate appendix, Appendix E, in the definition of Income Benefit Supplement.

11.
During the Income Period we do not use the Lifetime Income Percentage to calculate Income Payments other than the initial payment. Any automatic annual Income Payment increase is based on an increase in Contract Value for the Level Income payment option, or on Credits for the Increasing Income payment option. Any Excess Withdrawal decreases Income Payments by the percentage of Contract Value withdrawn. This is discussed in section 9 under “Automatic Annual Income Payment Increases” and “Excess Withdrawals”.

SUMMARY: Key Features At A Glance
12.
Purchase Payment Standards. The language stating that “[y]our initial amount is all Purchase Payments received during the first quarter that you own your Contract” is a little unclear. How much can be added in after the first quarter? Also, does the amount at the end of the first of Index Year become the initial amount for subsequent years? Please revise so the limit on additional Purchase Payments is clear. This comment also applies to Section 3, Purchase Requirements.

13.
Allocation of Purchase Payments and Contract Value Transfers. Can an Owner invest additional Purchase Payments into a different index option? If not, what is the benefit of allowing someone to make additional Purchase Payments in the first Index Year?

14.
Other Contract Fees and Expenses. Does the withdrawal charge only apply to Excess Withdrawals taken during the Income Period if the withdrawal is taken within six years after the Purchase Payment, or does the withdrawal charge apply to all Excess Withdrawals during the Income Period?

15.	Income Benefit. Please rewrite the second bullet point in Plain English.
Responses:
12.	Revised as requested.
13.
An Owner can allocate an additional Purchase Payment to a different Index Option in the remainder of the first Index Year. However, the Purchase Payment will be held in the AZL Government Money Market Fund until the first Index Anniversary, at which time we will transfer according to the Owner’s instructions.

14.	The withdrawal charge only applies to an Excess Withdrawal taken during the Income Period if the withdrawal is taken within six years after we receive a Purchase Payment.
15.	Revised as requested.
SUMMARY - How Do the Crediting Methods Work?
16.	Please include the following disclosure from this section on the Cover:
•
The Index Precision Strategy, Index Guard Strategy and Index Performance Strategy allow negative Performance Credits. A negative Performance Credit means you can lose principal and previous earnings. These losses could be significant.

•
Because we calculate Index Returns only on a single date in time, you may experience negative or flat performance even though the Index you selected for a given Crediting Method experienced gains through some, or most, of the Index Year.

Response:
16.	Revised as requested.
SUMMARY - How Do the Crediting Methods Compare?
17.	Please include the following disclosure from this section on the Cover:
•
DPSCs, Precision Rates, and Caps as set by us from time-to-time may vary substantially based on market conditions. However, in extreme market environments, it is possible that all DPSCs, Precision Rates and Caps will be reduced to their respective minimums of 0.50% or 3.00% as stated above.

Response:
17.	Revised as requested.
SUMMARY - What is the Performance Lock?
18.	Is the Performance Lock adjustment applied to contract on the same date? State when it is applied.
Response:
18.	Revised as requested. However, this disclosure has been moved to section 5 in response to comment 64.
SUMMARY - How Does the Income Benefit Work?
19.	Please apply Plain English standards to the following:
The Income Benefit allows access to your Contract Value and death benefit for a period of time after Income Payments begin.
20.
Please add disclosure to the sixth paragraph clarifying that if an Eligible Person is younger than age 44 on the Issue Date, the Owner will pay a rider fee during the period they are not eligible for an Income Percentage Increase. Please also disclose that an Owner you should consider whether joint Income Payments make sense if there a differences in age between the two Eligible Persons.

21.	Where is the Income Benefit Supplement?
22.	Please explain why/how an additional Purchase Payment received at age 45 or later can decrease the Lifetime Income Percentage.
23.	This following is unclear. Set forth the options available at the time an Owner is ready to take Income Payments.
Then when you are ready to take Payments, you can choose which Lifetime Income Percentage we use to calculate your payment. For jointly owned Contracts choosing single Income Payments, you can also select which Eligible Person will become the Covered Person.
24.	Please clarify that while an Owner waits to begin Income Payments, they are paying for a benefit they are not currently using.
25.	Please clarify if the “annual maximum permitted payment” in the following is referring to the Income Payment.
An Excess Withdrawal is the amount of any withdrawal you take while you are receiving Income Payments that, when added to other withdrawals (including your annual actual payment) taken during the Income Benefit Year, is greater than your annual maximum permitted payment.
Responses:
19.	Revised as requested.
20.
Revised as requested in regards to the rider fee assessment during the period Income Percentage Increases are not available. However, there is no difference in the rider fee for single or joint Income Payments. Cautionary language stating Income Payments may not be available based on the age difference in Eligible Persons currently appears on the Cover page, a few paragraphs below in this section, in the Risk section, and in section 2.

21.	We will attach the current Income Benefit Supplement in our definitive filing.
22.	We added clarifying text directing the reader to the Lifetime Income Percentage Calculation Example in section 9.
23.	Revised as requested.
24.	Revised as requested.
25.	We revised the disclosure to clarify that this is the annual maximum permitted Income Payment.
SUMMARY - What Happens During the Income Period?
26.	Is there an example of Excess Withdraws? If so, please cross reference.
27.	Discuss what happens if Contract Value is reduced to zero other than due to an Excess Withdrawal.
Responses:
26.	Revised as requested.
27.	Revised as requested.
RISK FACTORS - Risk of Changes to the Income Benefit Supplement Prior to the Issue Date
28.
Add risk disclosure relative to the Income Benefit. The risk resulting from change to supplement is pretty minimal since terms can't change once established and there is seven days prior notice of change, so an investor is on notice of terms before buying the Contract.

29.
Not necessary to repeat the information in the second paragraph that is already included in the first paragraph. Just include the first sentence about the prior version of the Income Benefit Supplement.

30.	Confirm if the following is applicable.
Previous Income Benefit Supplements for benefits issued before April 29, 2019 are also attached as Exhibit [XX] to the Form N-4 Registration Statement filed with the SEC, of which this prospectus is a part. This information is incorporated by reference into this prospectus. You can obtain a copy of Exhibit [XX] by calling (800) 624-0197, or visiting our website at www.allianzlife.com.
Responses:
28.	Revised as requested.
29.	Revised as requested.
30.	We include historical Income Benefit Supplements in an appendix to the Form N-4 SAI as a resource for our owners and we revised this disclosure to reflect that.
RISK FACTORS - Risks of Investing in Securities
31.
Note that purchasers are not investing in the underlying securities of the Indexes. Also, make clear that Indexes being used are price Indexes only, i.e., they do not reflect any dividends being paid by the constituent issuers.

Response:
31.	Disclosure regarding investing in an Index already exists in the second paragraph in this section:
Index Option returns depend on the performance of an Index although you are not directly invested in the Index.
It is also covered under “Risks Associated with Calculation of Credits” later in this section as follows:
The Index Options do not directly participate in the returns of the Indexes or the Indexes’ component securities, and do not receive any dividends payable on these securities.
FEE TABLES - Annual Operating Expenses of the AZL Government Money Market Fund
32.	If Allianz is not showing fee waiver, why include footnote 1?
33.	This disclosure, “[o]ther Expenses for the AZL Government Money Market Fund include recoupment of prior waived fees in the amount of 0.22%,” is unchanged; is the amount recouped still relevant?
34.	Change recoupment period to three years from the date such amount was initially waived/reimbursed. Also, confirm the amount recouped in the first sentence meets this criteria.
35.	Include “after giving effect to recouped amount” in the last sentence of this footnote between “that recoupment” and “will not cause”.
Response to comments 32 through 35:
We will update disclosures relating to the AZL Government Money Market Fund to be consistent with the updated corresponding disclosures in the underlying investment option prospectus. To the best of our knowledge, the disclosures in the underlying investment option prospectus are consistent with the referenced agreements and applicable law.
FEE TABLES - Condensed Financial Information
36.	Delete the following:
[Note: The Company has filed an Exemptive Order Application with the Commission for authorization to move the Company’s financial statements from the prospectus to an exhibit to the Registration Statement. If this relief is granted, the financial statements will be incorporated by reference into this prospectus.]
Response:
36.	Revised as requested.
SECTION 1
37.	In the “During the Income Period” paragraph, please rewrite the following in Plain English:
…but you will have access to your Contract Value and death benefit for a period of time.
38.
In the “Annuity Phase” paragraph, if true please state that if Income Payments are higher than the Annuity Payments as calculated for certain Annuity Options, you can elect to convert to Income Payments to Annuity Payments. Also cross reference where the Increasing Income payment option is discussed.

Responses:
37.	Revised as requested.
38.	Revised as requested.
SECTION 2 - Annuitant
39.	When referencing SAI throughout make sure are you referring to Form N-4.
40.	Please rewrite the following in Plain English:
Designating different persons as Owner(s) and Annuitant(s) can also cause the Income Benefit and Income Payments to end at the maximum permitted Annuity Date if Income Payments are not converted to Annuity Payments as described in section 8, The Annuity Phase.
Responses:
39.	Revised as requested.
40.	Revised as requested.
SECTION 2 - Eligible Person and Covered Person Requirements
41.	Clarify if the following occurs without payment to anyone.
However, if you do not notify us of the divorce, the Contract continues and upon the death of an Owner, we pay any applicable death benefit and the Contract and the Income Benefit both end.
Response:
41.	We revised this to indicate we pay any applicable death benefit to the Beneficiary(s).
SECTION 3 - Free Look/Right to Examine Period
42.	Is the following true?
In states that require us to return Purchase Payments less withdrawals if you cancel your Contract, we return Contract Value less withdrawal charges if greater.
Does Allianz deduct withdrawal charge for free look exercise?
43.	Is the following true?
For IRA Qualified Contracts issued in a state that requires us to return Purchase Payments less withdrawals if you cancel your Contract, we return the greater of Purchase Payments less withdrawals or Contract Value less withdrawal charges.
Does Allianz deduct withdrawal charge for free look exercise?
Response to comments 42 and 43:
We confirmed that we do not deduct withdrawal charges on a free look so we have removed this language.
SECTION 4- Excessive Trading and Market Timing
44.	Consider deleting since not applicable:
NOTE: Currently the Contract does not offer any variable investment options to which you can allocate money. If we were to offer variable investment options in the future, they would be subject to the following provisions.
Response:
44.	We will not make this change because we may add other variable investment options to the product in the future as stated in this section.
SECTION 6 - Annual Contract Fees: Product and Rider Fees
45.	What does “the Income Benefit and your selected death benefit has ended” mean in the following:
If the deduction of the accrued product and rider fees reduces your Contract Value to zero and the Income Benefit and your selected death benefit have ended, we treat this as a full withdrawal and your Contract ends.
Response:
45.
It is possible for the Contract to continue after the Income Benefit ends (e.g., an Owner chooses to remove the benefit before Income Payments begin) and after the death benefit ends (e.g. on the death of an owner, if a surviving spouse chooses to continue the Contract the death benefit ends because it is a first-to-die benefit but the Contract continues). In both of these instances, the product fee continues.

SECTION 6 - Withdrawal Charge
46.	The example needs to have language such as “after receiving prior approval” since the second Purchase Payment is greater than the initial amount restriction.
Response:
46.	This example has been updated to meet to comply with the initial amount restriction.
SECTION 6 - Reduction or Elimination of the Withdrawal Charge
47.	Re-write the following sentence, to clarify that this means that if an Owner takes a full withdrawal, withdrawal charges are also applied on penalty-free withdrawals previously taken, if true.
Because we do not reduce the Withdrawal Charge Basis for Penalty-Free Withdrawals or the deduction of Contract expenses other than the withdrawal charge, we may assess a withdrawal charge on more than the amount withdrawn upon a full withdrawal of the total Contract Value.
Response:
47.	Revised as requested.
SECTION 7- Minimum Distribution Program and Required Minimum Distribution (RMD) Payments
48.	The following is a little unclear, please revise.
You can also use Income Payments to satisfy your RMD needs. If you begin Income Payments while participating in the minimum distribution program, RMD payments stop on the Business Day immediately before the Income Benefit Date. You remain in the program (unless you choose to end it), and if your Income Payments and Excess Withdrawals taken during a calendar year do not fully satisfy your RMD, we send you an additional RMD payment to satisfy your remaining RMD needs. For more information, see section 9, Income Benefit – Calculating Your Income Payments.
Response:
48.	Revised as follows:
When you request Income Payments, we ask for instructions regarding your RMD needs for this Contract. If you choose to use Income Payments to satisfy your RMD needs, we determine whether this calendar year’s total RMD has been satisfied by your Income Payments and any Excess Withdrawals. If the RMD amount for this Contract has not been satisfied, we send you this remaining amount as one RMD payment by the end of the calendar year. We consider this payment to be a withdrawal, but it is not an Excess Withdrawal and it is not subject to a withdrawal charge. For more information, see section 9, Income Benefit – Calculating Your Income Payments.
SECTION 9 - Lifetime Income Percentage Calculation Example
49.	In the last paragraph of this section, please show the payment amount and calculation reflecting the additional Purchase Payment similar to the explanation in in the first sentence of this paragraph.
Response:
49.	Revised as requested.
SECTION 9 - Excess Withdrawals
50.	Please provide an example of Excess Withdrawals.
Response:
50.	Revised as requested.
SECTION 10
51.	We don't fully understand when the following would happen. Please clarify.
If any Purchase Payments are held in the AZL Money Market Fund on the date of death and an Index Anniversary occurs before we receive a Valid Claim, on that Index Anniversary we will transfer that Beneficiary’s portion of the Variable Account Value to the Index Options based on the allocation instructions that were in effect on the date of death. Any part of the death benefit in the AZL Government Money Market Fund remains there until the earlier of the next Index Anniversary, or the date distribution begins.
Response:
51.	We revised this to read as follows:
Each Beneficiary’s portion of the death benefit remains in the Index Options based on the allocation instructions that were in effect on the date of death until we receive his or her Valid Claim and we either pay the claim or the Beneficiary provides alternate allocation instructions. If there is Variable Account Value in the AZL Government Money Market Fund on the date of death, it remains there until the earlier of the next Index Anniversary, or the date we receive a Valid Claim. If an Index Anniversary occurs before we receive a Valid Claim, we will transfer that Beneficiary’s portion of the Variable Account Value to the Index Options based on the allocation instructions that were in effect on the date of death.
SECTION 10 - Maximum Anniversary Value
52.	Please explain how “[t]aking Income Payments reduces your Guaranteed Death Benefit Value and may cause your selected death benefit to end” this occurs.
Response:
52.	Revised as requested.
TABLE OF CONTENTS OF THE SAI
53.	Shouldn’t this come after the Appendix in accordance with Form N-4?
Response:`
53.	The Form N-4 indicates the Table of Contents of the SAI should appear as the last item in Part A, Information Required in Prospectus, which is where it is currently placed.
APPENDIX E
54.	Is this Appendix applicable? We thought the income benefit was being added for first time.
Response:
54.	The Income Benefit has been available on this product since August 20, 2018, the date the product was first available for purchase.
ALLIANZ INDEX ADVANTAGE ADV VARIABLE ANNUITY Post-Effective Amendment No.5 submitted December 14, 2018 File No. 333-213125 Comments received March 20, 2019
SECTION 1 – Financial Adviser Fees
55.
What about Owners of inforce Contracts who were allowed to take payment of these fees from the Contract? Have they separately been notified of this change? Explain basis for changing this term for existing Owners.

Response:
55.
This prospectus was redlined against the simplified Allianz Index Advantage Variable Annuity prospectus, File No. 333-24310 that was filed on August 31, 2018. What you are seeing as a redline change is a difference between these two products. The Index Advantage ADV product has never allowed an Owner to instruct us to pay financial adviser fees to the adviser from the Contract.

ALLIANZ INDEX ADVANTAGE NF VARIABLE ANNUITY Post-Effective Amendment No.3 submitted December 14, 2018 File No. 333-215103 Comments received March 20, 2019
SUMMARY: Key Features At A Glance
56.	Please confirm if the mortality and expense risk (m&e) charge is a new fee.
Response:
56.
This prospectus was redlined against the simplified Allianz Index Advantage Variable Annuity prospectus, File No. 333-24310 that was filed on August 31, 2018. What you are seeing as a redline change is a difference between these two products. The Index Advantage NF product always had an m&e charge.

FEE TABLES – Contract Annual Expenses
57.	Please explain why the name of the product fee was changed to mortality and expense risk (m&e) charge. Also, clarify if the product fee previously applied to the Index Options.
Response:
57.
This prospectus was redlined against the simplified Allianz Index Advantage Variable Annuity prospectus, File No. 333-24310 that was filed on August 31, 2018. What you are seeing as a redline change is a difference between these two products. The Index Advantage NF product always had an m&e charge and never had a product fee.

ALLIANZ INDEX ADVANTAGE INCOME VARIABLE ANNUITY Post-Effective Amendment No.2 submitted January 25, 2019 File No. 333-222817 Comments received March 26, 2019
SUMMARY - What is the Performance Lock?
58.
Consider using a different term than “execute'” in the second sentence of the first paragraph (e.g., “initiate”). This is more analogous to placing a market or limit order. And it is actually Allianz that executes a Performance Lock, as stated later in this first paragraph.

59.
Why is an automatic Performance Lock executed on the “next” Business Day? Why can't you get the current Index Option Value on the Business Day the Performance Lock is triggered (if in Good Order)? The process would be no different than getting NAV at the next determined pricing.

60.	Why wouldn't Allianz cancel an automatic Performance Lock if on the Lock Date the Daily Adjustment is less than the target?
61.
Fifth paragraph. Similar to comment 59, we understand why a manual Performance Lock uses the Daily Adjustment determined at the end of the current Business Day on the Lock Date, but it doesn't seem right when targets are set as noted in paragraph 3. Please explain.

62.	Fifth paragraph, second sentence. Should “current Business Day” be “Lock Date”?
Responses:
58.	Revised as requested.
59 through 61.	Both manual and automatic Performance Locks perform the same way and use forward pricing of the Daily Adjustment and Index Option Values.
On any Business Day, the only Index Option Values available for an Owner to review are the values determined at the end of the prior Business Day using the prior day’s Daily Adjustment. If an Owner were to request a manual Performance Lock after viewing their currently available Index Option Values the manual lock would occur at the at the close of business on the Lock Date using that day’s Daily Adjustment.
Automatic Performance Locks work in exactly the same manner. We determine if a target is reached using the Index Option Values determined at the end of the prior Business Day using the prior day’s Daily Adjustment. We then execute the Performance Lock at the close of business on the Lock Date.
We revised the prospectus disclosure to clarify this.
62.	We revised this as follows:
We use the Daily Adjustment calculated at the end of the current Business Day on the Lock Date to determine your locked Index Option Value.
ALLIANZ INDEX ADVANTAGE VARIABLE ANNUITY Post-Effective Amendment No.2 submitted January 4, 2019 File No. 333-224310 Comments received March 26, 2019
GLOSSARY
63.
Based on cover letter, please confirm and clarify in the definition of Accumulated Alternate Interest that the change in the alternate interest calculation only applies to new purchaser on and after April 29, 2019.

Response:
63.	We confirm this change only applies to a new purchaser on and after April 29, 2019, and revised the definition as requested.
SUMMARY: Key Features At A Glance
64.
Please explain why the Performance Lock discussion has been taken out of section 5. While key provisions are summarized in the Summary, these provisions should still be described in the body of the prospectus.

Response:
64.	We moved the majority of this language to section 5.
SECTION 1
65.	Please explain why the State Specific Contract Restriction information has been removed from this section.
Response:
65.
This information has been moved to the Summary – Key Features at a Glance – Material Contract Variations, and to Appendix F. Containing all the material contract variations in one place, divided by state of issue is more helpful to the reader. We first used such an appendix with the Allianz Index Advantage Income Variable Annuity when it launched last year and have now carried this appendix approach over to our other Index Advantage products.

Please contact Erik Nelson or Samantha Rawleigh with any questions or comments you may have concerning the enclosed. Erik can be reached at (763)765-7453. Samantha can be reached at (763)765-5127. Both Erik and Samantha can be reached at the following address:
Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416.
Sincerely,
Allianz Life Insurance Company of North America
Allianz Life Insurance Company of New York

By:	/s/ James Nelson
James Nelson
Vice President, Deputy General Counsel

cc:	Erik Nelson
Samantha Rawleigh